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Exhibit 99.16

Contact:  Jerry B. Hook, Ph.D.                  Ronald H. Spair
          President & Chief Executive officer   CFO
          Sparta Pharmaceuticals, Inc.          Sparta Pharmaceuticals, Inc.
          (215) 442-1700, Ext. 205              (215) 442-1700, Ext. 207

FOR IMMEDIATE RELEASE

   Sparta Pharmaceuticals, Inc. Announces Initiation of SpartajectTM Busulfan
                     Human Clinical Trial in London, England

       Horsham, PA, July 8, 1997, Sparta Pharmaceuticals, Inc. (NASDAQ: SPTA, SPTAU, SPTAW, SPTAZ AND SPTAL) announces initiation of Phase I clinical trial using SpartajectTM busulfan in bone marrow transplant patients, at Hammersmith Hospital in London, England, under the direction of Orphan Europe SARL, which will be coordinating the trial at Hammersmith Hospital.

Sparta has previously established collaborative arrangements with Orphan Europe SARL, Paris, and Swedish Orphan, AB, Stockholm, for the exclusive testing, registration and distribution of Spartaject busulfan in Europe and the Nordic countries. Under the agreement, Orphan Europe is the Company's exclusive distributor in Western European countries outside of the Nordic countries and will handle clinical testing and product registration for those countries. Swedish Orphan will have similar rights and responsibilities for the Nordic countries. Orphan Europe and Swedish Orphan are affiliated companies within a global network of orphan pharmaceutical companies dedicated to the development, registration, marketing and distribution of orphan products.

Dr. Jerry B. Hook, Sparta's President and Chief Executive Officer, stated, "Our collaboration with Orphan Europe and Swedish Orphan is intended to accelerate European development of busulfan and will shorten the time before patients can have access to this technology."

Sparta's U.S. clinical trials for busulfan began on March 24 of this year at Johns Hopkins Oncology Center. An additional center will be added soon in this country.

 Sparta's new intravenous form of busulfan is to be used as a myeloablative agent in patients being prepared for bone marrow transplant. SpartajectTM technology allows for the injection of water insoluble drugs without the use of solubilizing agents which may be irritating or cause other unwanted side reactions.

This press release contains certain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are made based on management's current expectations and beliefs, and actual results may vary from those currently anticipated based upon a number of factors, including uncertainties inherent in the drug development process, including clinical trials. The Company undertakes no obligation


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to release publicly any revisions which may be made to reflect events or circumstances after the date hereof.

Sparta is a development stage pharmaceutical company engaged in the business of acquiring rights to, and developing for commercialization, technologies and drugs for the treatment of a number of life threatening diseases including cancer, cardiovascular disorders and inflammation. The Company has focused on acquiring compounds that have been previously tested in humans and animals and technologies that may improve the delivery or targeting of previously tested, and in some cases marketed, anticancer agents. Sparta's foundation in cancer chemotherapy has been augmented by the addition of new technology in the rapidly expanding field of serine protease inhibitors. Serine protease inhibitors have wide applications in diverse fields such as inflammation, reperfusion injury and stroke.

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